APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

                                ATS MEDICAL, INC.
                                -----------------
                              (Name of Registrant)


             Minnesota                               41-1595629
             ---------                               ----------
     (State of Incorporation)           (IRS employer identification number)

                               3905 Annapolis Lane
                          Minneapolis, Minnesota 55447
                                 (612) 553-7736
                          ----------------------------
                           (Principal office address)

Filing Desk
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Dear Sir or Madam:

         Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned, having power of attorney under the Registration Statement on Form S-3 filed on March 28, 1994, File Number 33-76978 (the "Registration Statement"), relating to common stock, par value $0.01 per share (the "Common Stock"), of ATS Medical, Inc., being the agent for service of process named in the Registration Statement and being an authorized representative of ATS Medical, Inc., hereby requests that the Registration Statement be withdrawn, effective immediately. The shares of Common Stock registered pursuant to the above referenced Registration Statement are now eligible for sale under Rule 144 of the Securities Act of 1933, as amended. Therefore, ATS Medical, Inc. wishes to withdraw the Registration Statement because the need for it no longer exists.

         Please direct any questions to our counsel, Orlando A. Flores of Dorsey & Whitney LLP at (612) 340-8745.

Dated: September 27, 1999

                                       Respectfully yours,


                                       /s/ Manuel A. Villafana
                                       ----------------------------
                                       Manuel A. Villafana
                                       Chief Executive Officer